===============================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [X] Form 20-F   [ ] Form 11-K
             [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended:  December 31, 2001                       +------------------+
                  ------------------------                 | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |     0-32245      |
                [ ] Transition Report on Form 20-F         |     1-16269      |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |   02364w204      |
                                                           |   02364w105      |
For the Transition Period Ended: ________________________  +------------------+
+------------------------------------------------------------------------------+
| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
+------------------------------------------------------------------------------+
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant  America Movil, S.A. de C.V.
--------------------------------------------------------------------------------
Former Name if Applicable
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico
--------------------------------------------------------------------------------
City, State and Zip Code
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report of America Movil, S.A. de C.V. (the "Registrant") on Form 20-F for the fiscal year ended December 31, 2001 (the "Form 20-F") was required to be filed on July 1, 2002 (see Rule 0-3(a) under the Securities Exchange Act of 1934, as amended). The Registrant expected to obtain representations from Arthur Andersen LLP ("Andersen") to support filing a letter (the "Exhibit 99 Letter") under paragraph (b) of Temporary Instruction A-T2 to Form 20-F with respect to the audit of CompUSA, Inc. ("CompUSA"). CompUSA is an equity method investee of the Registrant, and the report of Andersen on the financial statements of CompUSA is included in the Form 20-F under S-X Rule 2-05 because the report of Mancera, S.C., a member practice of Ernst & Young Global, on the Registrant's financial statements expresses reliance on the Andersen report. The Form 20-F could not be filed on July 1, 2002, because the Registrant was unable to obtain the representations from Andersen. The Registrant will file the Form 20-F on July 2, 2002, without the Exhibit 99 Letter.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.
     Alejandro Cantu Jimenez          011-52-552               581-4411
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)
(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [ ] Yes  [X] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================
                           America Movil, S.A. de C.V.
          -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date         July 2, 2002               By /s/ Alejandro Cantu Jimenez
    ------------------------------        --------------------------------------
                                        Name:  Alejandro Cantu Jimenez
                                        Title: General Counsel